[Advantest logo]

                              Advantest Corporation
                       Interim Business Report for FY2005
                   (April 1, 2005 through September 30, 2005)

                                [Cover graphics]

To Our Shareholders
--------------------------------------------------------------------------------

         Let us report on the business results of Advantest (the "Company") on a consolidated basis during the interim period of fiscal year 2005 (April 1, 2005 through September 30, 2005).

         During this interim fiscal period, although inventory control in the IT related industries continued during the first half of this interim period, Advantest's operating environment was favorable, as stimulated by the strong demand for consumer digital products and personal computers, particularly notebooks computers, and due to the trend towards recovery in capital expenditures by the semiconductor industry. In particular, the increased demand for portable audio players worldwide and the spread of flat screen television led to an increase in semiconductor sale. In addition, the trend towards a weaker yen in currency exchange was a positive factor.

         Under this environment, Advantest made concentrated efforts to increase orders input received and expand sales through the timely introduction of new products that meet customers' demands. Advantest continued to make efforts to improve productivity and profitability through reorganization of its manufacturing operations, as well as by implementing measures to further reduce lead-time and to reduce costs.

         As a result of the above, as compared to the corresponding interim period of the previous fiscal year, during which Advantest achieved the highest net sales of any interim period, orders input received decreased by 2.9% to
(Y)121.6 billion, net sales decreased by 26.9% to (Y)107.1 billion, net income before income taxes decreased by 46.8% to (Y)24.5 billion, and interim net income decreased by 47.5% to (Y)14.6 billion. As compared to the second half of the previous fiscal year, however, Advantest returned to an increase in profit and an increase in income as orders input received increased by 18.9%, net sales increased by 15.3%, net income before income taxes increased by 55.8%, and interim net income increased by 42.4% indicating a recovery trend. Overseas sales as a percentage of total sales were 67.7%, as compared with 74.3% in the corresponding interim period of the previous fiscal year.

         Interim dividends of (Y)25 per share as compared to (Y)25 in the corresponding interim period for the previous fiscal year will be distributed to shareholders beginning on December 1, 2005, as resolved by the Board of Directors' Meeting on October 26, 2005.

         We look forward to your continued support and guidance.


                                                                   November 2005



                                        [Picture of  Toshio Maruyama]

                                               Toshio Maruyama
                              (Representative Board Director, President and CEO)

Summary of Consolidated Results (U.S. GAAP)
--------------------------------------------------------------------------------

                                   Amounts of less than one million are rounded.
--------------------------------------------------------------------------------
                                     FY2003      FY2004       FY2004     FY2005
                                                             Interim    Interim
--------------------------------------------------------------------------------
                                                 (in millions of Yen)
Incoming orders                     208,961     227,482     125,244     121,586
--------------------------------------------------------------------------------
                                                (in millions of Yen)
Net sales                           174,218     239,439     146,589     107,099
 Semiconductor and                  123,489     180,685     113,172      80,832
 Component Test System
 Mechatronics System                 34,225      46,395      28,100      20,481
 Services, Support and               20,465      19,680      10,875       8,535
 Others
 Intercompany transactions           (3,961)     (7,321)     (5,558)     (2,749)
 elimination
 Overseas portion of net            116,228     179,414     108,920      72,492
 sales
Operating income (loss)              30,960      60,719      44,661      22,660
Net income (loss)                    17,329      38,078      27,814      14,614
--------------------------------------------------------------------------------
                                                      (in Yen)
Net income (loss) per share          176.37      389.54      282.96      158.06
(basic)
--------------------------------------------------------------------------------
                                                 (in millions of Yen)
Total assets                        330,808     296,769     349,951     320,069
Stockholders' equity                221,768     206,749     249,928     222,602
--------------------------------------------------------------------------------
                                                      (in Yen)
Stockholders' equity per           2,256.59    2,236.97    2,542.41    2,405.62
share
--------------------------------------------------------------------------------

* Figures for FY2003 are restated based on the current three business segments that were regrouped as of April 1, 2004.
** In connection with the retrospective application of the SFAS No.123R Share-Based Payment effective April 1, 2004, the consolidated financial statements for the interim FY 2004 have been restated.
*** "Net income (loss) per share (basic)" was calculated based on the average number of issued shares (excluding treasury stock) during the period.
**** "Stockholders' equity per share" was calculated based on the number of issued shares (excluding treasury stock) as of the end of the period.

         [Charts illustrating information presented in the above table]

Business Results by Segment

Semiconductor and Component Test System Segment

         In this segment, as inventory adjustment by IT related industries approached completion, and demand for new test systems increased as a result of increased production of semiconductors.

         In the memory test system market, due to increased production of NAND type flash memory used in products such as portable audio players, sales in flash memory test systems remained strong domestically and overseas. With respect to DRAM test systems, sales remained strong due to respective sales in high-speed memory semiconductor test system for DDR2, a high-speed, high-efficiency and memory test systems for DRAM for consumer digital products in certain geographic areas.

         In the market of non-memory semiconductor test system, stimulated by strong sales in personal computers, sales of the T2000, a test system compatible with OPENSTAR(R), was very strong. In addition, sales in SoC semiconductor test system for game devices and devices used in consumer digital products and sales of test systems for LCD driver IC remained positive domestically and in Taiwan. With respect to other test systems, sales of test systems for CCD, used in digital cameras, and the test systems for semiconductors related to automobiles remained steady.

         As a result of the above, orders input received was (Y)93.7 billion (2.5% decrease in comparison to the corresponding interim period of the previous fiscal year), sales was (Y)80.8 billion (28.6% decrease) and operating income was (Y)21.0 billion (44.4% decrease).

                   [Picture of the Memory test system T5377S]
                     [Picture of the SoC test system T2000]


  *OPENSTAR(R): The name of an open architecture standard published by the STC
      (Semiconductor Testing Consortium, Inc.). OPENSTAR(R) is a registered trademark or a trademark of STC in the United States,
                           Japan and other countries.

Mechatronics System Segment

         Stimulated by the positive sales of the T2000 and non-memory test systems for digital consumer products, sales in non-memory semiconductor test handlers remained steady. Sales of memory test handlers was weaker due to a lag in the sales of DRAM test systems. On the other hand, sales of device interface products was steady, due to the increased demand for flash memory semiconductor and semiconductor for SoC.

         As a result, orders input received was (Y)21.7 billion (12.1% decrease in comparison with the corresponding interim period of the previous fiscal year), sales was (Y)20.5 billion (27.1% decrease) and operating income was
(Y)4.6 billion (53.9% decrease).


                  [Picture of the Dynamic Test Handler M4741A]


Services, Support and Others

         In this segment, orders input received was (Y)9.1 billion (9.7% decrease in comparison with the corresponding interim period of the previous fiscal year), sales was (Y)8.5 billion (21.5% decrease) and operating income was
(Y)1.9 billion (154.9% increase).


Prospects for the Fiscal Year
--------------------------------------------------------------------------------

         Regarding its operating environment in the upcoming fiscal year, Advantest expects to see expanded volume and application of flash memory used for digital cameras or portable audio players, and a continuing increase in the demand for non-memory semiconductors for consumer digital products. With respect to DRAM, Advantest expects a rapid shift to DDR2 for servers and high-tech personal computers. Furthermore, continued active capital expenditures relating to 300mm wafers by the semiconductor manufactures and foundries are expected.

         On the other hand, restrained capital expenditures as a result of poor supply and demand balance, an issue unique to the semiconductor market, increased prices of raw materials such as oil, currency risk attributable to a strong yen, and strengthened downward pressure on prices as a result of the above-mentioned factors may affect our results.

         In order to respond to these conditions, Advantest plans to continue its efforts to increase orders input received and expand sales through the timely introduction of new products that meets customers' needs by strengthening marketing and development structure. To further strengthen its cost competitiveness, Advantest will make continued efforts to improve profitability by reviewing its operational process company wide and improving manufacturing efficiency.

         As a result of the above, net sales for the fiscal year are currently estimated at (Y)240.0 billion, while income before income taxes is estimated at
(Y)61.0 billion and net income at (Y)37.0 billion.


(Cautionary Statement with Respect to Forward-Looking Statements)

         This document contains "forward-looking statements" that are based on Advantest's current expectations, estimates and projections. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Advantest's actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These factors include: (i) changes in demand for the products and services produced and offered by Advantest's customers, including semiconductors, communications services and electronic goods; (ii) circumstances relating to Advantest's investment in technology, including its ability to timely develop products that meet the changing needs of semiconductor manufacturers and communications network equipment and components makers and service providers; (iii) significant changes in the competitive environment in the major markets where Advantest purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (iv) changes in economic conditions, currency exchange rates or political stability in the major markets where Advantest procures materials, components and supplies for the production of its principal products or where its products are produced, distributed or sold. A discussion of these and other factors which may affect Advantest's actual results, levels of activity, performance or achievements is contained in the "Operating and Financial Review and Prospects", "Key Information - Risk Factors" and "Information on the Company" sections and elsewhere in Advantest's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

Consolidated Financial Statements (U.S. GAAP)

                                   Amounts of less than one million are rounded.
--------------------------------------------------------------------------------
Balance Sheets
--------------------------------------------------------------------------------
                                                       FY2004     FY2005 interim
                                                       (as of         (as of
                                                      March 31,    September 30,
                                                         2005)        2005)
--------------------------------------------------------------------------------
                                                         (in millions of Yen)
                  (Assets)
Current assets                                         223,931        248,220
 Cash and cash equivalents                             120,986        135,226
 Trade accounts receivable, less allowance              56,702         59,038
    for doubtful accounts
 Inventories                                            29,585         34,471
 Deferred tax assets                                    13,673         15,329
 Other current assets                                    2,985          4,156
Investment securities                                    7,772          7,687
Property, plant and equipment, net                      51,364         51,423
Deferred tax assets                                      8,438          7,629
Intangible assets, at cost, less                         3,090          2,930
  accumulated amortization
Other assets                                             2,174          2,180
--------------------------------------------------------------------------------
                Total assets                           296,769        320,069
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
               (Liabilities)                             (in millions of Yen)
Current liabilities                                     73,994         81,530
 Current installments of long-term debt                 20,043         20,047
 Trade accounts payable                                 23,196         29,577
 Income taxes payable                                    7,278          9,110
 Accrued expenses                                       13,865         11,039
 Accrued warranty expenses                               4,090          4,180
 Deferred revenue                                        2,220          4,654
 Other current liabilities                               3,302          2,923
Long-term debt, excluding current installments              40             15
Accrued pension and severance cost                      12,605         12,361
Other long-term liabilities                              3,381          3,561
Total liabilities                                       90,020         97,467
--------------------------------------------------------------------------------
           (Stockholders' equity)
Common stock                                            32,363         32,363
Capital surplus                                         35,263         36,018
Retained earnings                                      210,121        222,213
Accumulated other comprehensive income (loss)           (4,878)        (2,865)
Treasury stock                                         (66,120)       (65,127)
 Total stockholders' equity                            206,749        222,602
--------------------------------------------------------------------------------
  Total liabilities and stockholders' equity           296,769        320,069
--------------------------------------------------------------------------------


Statements of Income
--------------------------------------------------------------------------------
                                                        FY2004         FY2005
                                                       Interim        Interim
--------------------------------------------------------------------------------
                                                        (in millions of Yen)
Net sales                                              146,589        107,099
--------------------------------------------------------------------------------
Cost of sales                                           68,238         51,714
Gross Profit                                            78,351         55,385
--------------------------------------------------------------------------------

Research and development expenses                       12,087         12,877
Selling, general and administrative                     21,603         19,848
expenses
Operating income                                        44,661         22,660
--------------------------------------------------------------------------------
Other income (expense)                                   1,424          1,842
Income before income taxes                              46,085         24,502
--------------------------------------------------------------------------------
Income taxes                                            18,271          9,888
Net income                                              27,814         14,614
--------------------------------------------------------------------------------

Statements of Cash Flows
--------------------------------------------------------------------------------
                                                        FY2004         FY2005
                                                       Interim        Interim
--------------------------------------------------------------------------------
                                                        (in millions of Yen)
Cash flows provided by operating activities             44,545         16,798
Cash flows used in investing activities                 (5,308)        (2,818)
Cash flows used in financing activities                 (2,255)        (1,531)
Net effect of exchange rate changes on cash and          1,783          1,791
cash equivalents
--------------------------------------------------------------------------------
Net change in cash and cash equivalents                 38,765         14,240
Cash and cash equivalents at beginning of year         101,146        120,986
--------------------------------------------------------------------------------
Cash and cash equivalents at end of year               139,911        135,226
--------------------------------------------------------------------------------

Consolidated Subsidiaries
--------------------------------------------------------------------------------
40 subsidiaries (23 in Japan and 17 overseas)
--------------------------------------------------------------------------------
Advantest Laboratories Ltd.
Advantest Customer Support Corporation
Advanmechatec Co., Ltd.
Advantest Manufacturing, Inc.
Advantest DI Corporation
Japan Engineering Co., Ltd.
Advantest Finance Inc.
Advantest America, Inc.
Advantest (Europe) GmbH
Advantest Taiwan Inc.
Advantest (Singapore) Pte. Ltd.
Advantest Korea Co., Ltd.
Advantest (Suzhou) Co., Ltd.
   and 27 others
--------------------------------------------------------------------------------


Summary of Unconsolidated Results

                                            Amounts of less than one million are truncated.
-------------------------------------------------------------------------------------------
                                    FY2003         FY2004         FY2004         FY2005
                                                                 Interim        Interim
-------------------------------------------------------------------------------------------
                                                  (in millions of Yen)
Net sales                           150,558        203,315        121,065        101,484
 Semiconductor and Component        113,365        161,749         96,920         83,344
 Test System
 Mechatronics System                 28,777         36,536         21,202         16,701
 Services, Support and Others         8,415          5,028          2,943          1,438
 Export portion of net sales         97,744        148,018         84,119         69,501
Operating income (loss)              23,776         41,910         28,346         21,161
Net income (loss)                    11,957         28,421         18,684         16,524
-------------------------------------------------------------------------------------------
                                                         (in Yen)
Net income (loss) per share          119.97         288.68         190.09         178.72
-------------------------------------------------------------------------------------------
                                                         (in Yen)
Dividends per share                   40.00          50.00          25.00          25.00
-------------------------------------------------------------------------------------------
                                                   (in millions of Yen)
Total assets                        277,047        238,109        286,780        255,783
Stockholders' equity                188,891        159,074        204,749        173,999
-------------------------------------------------------------------------------------------
                                                         (in Yen)
Stockholders' equity per share     1,920.33       1,718.95       2,082.83       1,880.38
-------------------------------------------------------------------------------------------

* Figures for FY2003 are restated based on the current three business segments that were regrouped as of April 1, 2004.
** "Net income (loss) per share" was calculated based on the average number of issued shares during the period. Treasury stock was excluded from such number. *** "Stockholders' equity per share" was calculated based on the number of issued shares as of the end of the period. Treasury stock was excluded from such number.


       [Charts illustrating the information presented in the above table]

Unconsolidated Financial Statements (Japanese GAAP)

                                 Amounts of less than one million are truncated.
--------------------------------------------------------------------------------

Balance Sheets

--------------------------------------------------------------------------------
                                                       FY2004     FY2005 interim
                                                       (as of         (as of
                                                      March 31,    September 30,
                                                        2005)          2005)
--------------------------------------------------------------------------------
                                                        (in millions of Yen)
             (Assets)
Current assets                                         166,050        184,726
  Cash and deposits                                     68,676         78,440
  Trade accounts receivables                            55,983         66,252
  Inventories                                           22,586         21,861
  Deferred tax assets                                   10,032          9,510
  Other current assets                                   8,771          8,661
Noncurrent assets                                       72,058         71,057
  Property, plant and equipment                         39,778         39,141
    Buildings                                           15,372         14,869
    Land                                                18,141         18,108
    Other                                                6,264          6,163
Intangible fixed assets                                  1,437          1,286
Investments and other assets                            30,842         30,629
  Investment in affiliated                              16,390         16,470
  companies
  Deferred tax assets                                    4,137          3,679
  Other                                                 10,314         10,479
--------------------------------------------------------------------------------
              Total assets                             238,109        255,783
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                        (in millions of Yen)
           (Liabilities)
Current liabilities                                     69,495         72,311
  Trade accounts payable                                22,642         27,718
  Current installments of bonds                         20,000         20,000
  Income tax payable                                     4,116          7,021
  Accrued warranty expenses                              4,345          4,435
  Other current liabilities                             18,391         13,137
Noncurrent liabilities                                   9,539          9,472
  Long-term borrowings                                      40             15
  Allowance for retirement benefits                      7,100          7,043
  Allowance for officers'                                1,509          1,523
  retirement benefits
  Other noncurrent liabilities                             888            890
         Total liabilities                              79,034         81,783
--------------------------------------------------------------------------------
      (Stockholders' equity)
Common stock                                            32,362         32,362
Capital surplus                                         32,973         32,973
Retained earnings                                      158,563        172,363
Net unrealized holding gains on                          1,294          1,426
 available-for-sale securities
Treasury stock                                         (66,119)       (65,126)
    Total stockholders' equity                         159,074        173,999
--------------------------------------------------------------------------------
    Total liabilities and                              238,109        255,783
    stockholders' equity
--------------------------------------------------------------------------------


Statements of Income

--------------------------------------------------------------------------------
                                                        FY2004         FY2005
                                                       Interim        Interim
--------------------------------------------------------------------------------
                                                        (in millions of Yen)
Net sales                                              121,065        101,484
--------------------------------------------------------------------------------
 Cost of sales                                          63,908         53,972
Gross profit                                            57,156         47,512
--------------------------------------------------------------------------------
 Selling, general and administrative                    28,809         26,350
 expenses
Operating income                                        28,346         21,161
--------------------------------------------------------------------------------
 Non-operating income                                    3,611          4,769
 Non-operating expenses                                  1,772          1,341
Ordinary income                                         30,185         24,589
--------------------------------------------------------------------------------
Income before income taxes                              30,185         24,589
--------------------------------------------------------------------------------
 Income taxes                                              137          7,173
 Income taxes - deferred                                11,364            891
Net income                                              18,684         16,524
--------------------------------------------------------------------------------

Corporate Overview
--------------------------------------------------------------------------------

  Registered name                   ADVANTEST CORPORATION
  Registered office                 1-32-1 Asahi-cho, Nerima-ku, Tokyo
  Head office                       Shin Marunouchi Center Building
                                    1-6-2, Marunouchi, Chiyoda-ku,
                                    Tokyo, JAPAN 100-0005
                                    (03) 3214-7500
  Date registered                   December 2, 1954
  Number of employees               3,587 (consolidated)
  (as of September 30, 2005)        1,455 (unconsolidated)
                                    * Employee numbers above do not include
                                      temporary employees
  Listed stock exchanges            Tokyo Stock Exchange, First Section
                                    (Code: 6857)
                                    New York Stock Exchange (Ticker Symbol: ATE)

Board of Directors, Corporate Auditors and Executive Officers (as of September 30, 2005)
--------------------------------------------------------------------------------

  Board of Directors and
  Corporate Auditors
  Chairman of the Board             Shimpei Takeshita
  Representative Board Director     Toshio Maruyama
  Board Director and Senior         Hiroshi Oura
  Executive Advisor
  Board Director                    Junji Nishiura
  Board Director                    Hiroji Agata
  Board Director                    Hitoshi Owada
  Board Director                    Takashi Tokuno
  Standing Corporate Auditor        Noboru Yamaguchi
  Standing Corporate Auditor        Tadahiko Hirano
  Corporate Auditor                 Naoyuki Akikusa
  Corporate Auditor                 Takashi Takaya

  Executive Officers
  President and CEO                 Toshio Maruyama
  Senior Executive Officer          Junji Nishiura
  Senior Executive Officer          Hiroji Agata
  Managing Executive Officer        Hitoshi Owada
  Managing Executive Officer        Takashi Tokuno
  Managing Executive Officer        Kenichi Mitsuoka
  Managing Executive Officer        Yuri Morita
  Managing Executive Officer        Jiro Katoh
  Managing Executive Officer        Takao Tadokoro
  Managing Executive Officer        Hiroyasu Sawai
  Managing Executive Officer        Hiroshi Tsukahara
  Executive Officer                 Masao Shimizu
  Executive Officer                 Masao Araki
  Executive Officer                 Yuichi Kurita
  Executive Officer                 Yoshiro Yagi
  Executive Officer                 Hideaki Imada
  Executive Officer                 Shinichiro Umeda
  Executive Officer                 Akira Hatakeyama
  Executive Officer                 Yasuhiro Kawata
  Executive Officer                 Takashi Sugiura
  Executive Officer                 Shinichiro Kuroe


Major Shareholders (as of September 30, 2005)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                 Name of shareholder            Number of shares   Percentage in
                                                 (in thousands)    voting rights
--------------------------------------------------------------------------------
  Mizuho Trust & Banking Co., Ltd. (retirement       10,071            10.90%
    benefit trust (Fujitsu account), re-trust
    trustees, Trust & Custody Services Bank, Ltd.)
  The Master Trust Bank of Japan, Ltd.
    (trust account)                                   8,698             9.41
  Japan Trustee Services Bank, Ltd.
    (trust account)                                   7,326             7.93
  BNP Paribas Securities (Japan) Ltd.                 2,694             2.91
  Societe Generale Paris OBE dept.                    1,755             1.89
  Nomura Securities Co., Ltd.                         1,746             1.89
  The Dai-ichi Mutual Life Insurance Company          1,724             1.86
  Morgan Whitefriars Equity Derivatives               1,631             1.76
  Shinsei Bank, Limited                               1,627             1.76
  Fukoku Mutual Life Insurance Company                1,546             1.67

1. 7,249 thousand treasury shares held by the Company have not been included in the table above.
2. Mizuho Trust & Banking Co., Ltd. holds 10,071 thousand shares of common stock referred above as the trustee of a retirement benefit plan of Fujitsu Limited, and exercises its voting rights pursuant to instructions given by Fujitsu Limited.

Share Data (as of September 30, 2005)
--------------------------------------------------------------------------------

Total number of authorized shares----------------------------------220,000,000
Total number of issued shares--------------------------------------99,783,385
Number of shareholders---------------------------------------------25,777

Shareholders by Category


               Category                        Number of      Number of shares      Percentage
                                              shareholders     (in thousands)
-------------------------------------------------------------------------------------------------
Financial institutions and securities firms            156              45,361            45.5
Foreign nationals and entities                         477              36,303            36.4
Other corporate investors                              334               9,915             9.9
Other individual investors                          24,810               8,202             8.2


Guide to Common Stock
--------------------------------------------------------------------------------

End of fiscal year                       March 31 of each year
General meeting of shareholders          June of each year
Record date for determination of         March 31 of each year (for interim
 shareholders entitled to receive        dividends:  September 30)
 dividends declared
Public notices                           http://www.advantest.co.jp/investors/
                                         However, in the case of accidents or
                                         other inevitable circumstances that
                                         prevent the Company from posting public
                                         notices on the above-mentioned
                                         Company's website, public notices are
                                         carried in the Nihon Keizai Shimbun

Transfer agent                           Head Office of Tokyo Securities
                                         Transfer Agent Co., Ltd.

Business office of transfer agent        Tougin Building 3rd floor
                                         1-4-2 Marunouchi, Chiyoda-ku
                                         Tokyo, JAPAN 100-0005
                                         (0120) 49-7009 [toll-free],
                                         (03) 3212-4611

Other offices of transfer agent          Sales offices of Tokyo Securities
                                         Transfer Agent Co., Ltd.

                                         Head office and all branch offices of
                                         Mitsui Trust Holdings, Inc., throughout
                                         Japan

Number of shares per unit                100 shares




Notice: Requests for repurchase and additional repurchase of fractional shares


The transfer agent specified above handles shareholders' requests with respect to repurchases and additional repurchases of fractional shares. Any additional repurchase requests of fractional shares are suspended starting on the twelfth business days prior to March 31 and September 30, and ending on March 31 and September 30, inclusive. In addition, the transfer agent may suspend any additional repurchase requests of fractional shares for a certain period of time as specified by the Company.





Notice: Registration of lost share certificates


A shareholder can request the transfer agent to register lost share certificates. Upon registering lost share certificates, the serial number of the lost share certificates will be published in the registration book of lost share certificates and will be made available for public inspection. If no one challenges or the registration of the lost share certificate is not cancelled for a period of one year, the lost share certificate will be invalidated, and a new share certificate may be issued to the shareholder. The basic registration fee for lost share certificates is the sum of (Y)10,000 and (Y)500 for each lost share certificate.


*For inquires, please contact the transfer agent specified above.



                                [Advantest logo]